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March 5, 2015

Melissa Campbell Duru, Esq.

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

Washington, D.C. 20549

Re:	comScore, Inc.

Schedule TO-T filed by Cavendish Square Holding B.V. and WPP plc

Filed February 20, 2015

File No. 005-83687

Dear Ms. Duru:

On behalf of Cavendish Square Holding B.V. (“Cavendish”) and WPP plc (“Parent” and, together with Cavendish, the “Offerors”), this letter responds to the comments received from the Office of Mergers & Acquisitions of the Securities and Exchange Commission (the “Commission”) in a letter dated February 27, 2015 (the “Comment Letter”) pertaining to the captioned Schedule TO-T. For ease of reference in this letter, the Commission’s comments contained in the Comment Letter are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Offerors are shown below each comment.

We have today filed Amendment No. 1 to the captioned Schedule TO-T via EDGAR (“Amendment No. 1”).

Schedule TO

Item 10. Financial Statements

1.	Please provide us with a brief analysis of whether the financial statements specified in Item 1010 of Regulation M-A are material. In this regard, please refer to Item 10 of Schedule TO and Instruction 2 thereto. It does not appear that the offer fits within the safe harbor provisions set forth in the Instruction given that one of the offerors, Cavendish Square Holding B.V., is not a public reporting company and the offer is for less than all outstanding securities of the subject class.

Instruction 2 to Item 10 of Schedule TO provides that financial statements are not considered material when (a) the consideration offered consists solely of cash, (b) the offer is not subject to any financing condition, and either (c) the offeror is a public reporting

Melissa Campbell Duru, Esq.

Securities and Exchange Commission

March 5, 2015

company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR, or (d) the offer is for all outstanding securities of the subject class. The offer that is the subject of the Schedule TO-T (the “Offer”) meets all of these conditions, with the exception that one of the Offerors, Cavendish, is not itself a public reporting company. However, in Section 14— “Source and Amount of Funds” of the Offer to Purchase filed as Exhibit 1(a) to the Schedule TO-T (the “Offer to Purchase”), it is Parent, the public reporting company, that has committed that it will ensure that Cavendish has sufficient funds to acquire the maximum number of shares that may be tendered in the Offer. Cavendish is an Offeror only because it serves as a holding company for investments of which Parent is the ultimate beneficial owner. We recognize that a bidder’s financial information can be material when a bidder that does not intend to buy 100% of the target seeks to acquire a significant equity stake in order to influence the management and affairs of the target; see Regulation of Takeovers and Security Holder Communications, SEC Release No. 33-7760 [1999-2000 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶86,215, note 195 (Oct. 22, 1999). As an indirect wholly-owned and controlled subsidiary of Parent, Cavendish would not be in a position to itself influence the management and affairs of the comScore, Inc. (the “Company”) (other than at the direction of Parent). In any event, Cavendish’s ability to influence the management and affairs of the Company is constrained by the terms of the Stockholders Rights Agreement and the Voting Agreement with the Company, as described in Section 12—“Transaction Documents” of the Offer to Purchase. Moreover, the best source of information regarding the Offerors’ financial condition would be Parent’s consolidated financial statements—which are publicly available on EDGAR. We respectfully submit that, under these circumstances, where Parent, the public reporting company, is clearly indicated to be the source of funds for the Offer and Cavendish’s ability to itself influence the management and affairs of the Company is limited, the financial statements of Cavendish are not material to a decision of a stockholder of the Company to tender his, her or its shares into the Offer.

2.	Pursuant to the terms of the Stock Purchase Agreement, we note the offerors will acquire an additional 4.45% of shares from the company in connection with the acquisition by the company of the European IAM business. Please refer to Instruction 5 to Item 1010 of Regulation M-A. Please provide the financial information specified therein or advise us of why this is not necessary.

We respectfully submit that the acquisition by the Offerors of 4.45% of the shares of the Company in exchange for the acquisition by the Company of the European IAM Business (as defined in the Offer to Purchase), is not a transaction of the type described in Instruction 5 to Item 10 of Schedule TO (which references Item 1010 of Regulation M-A). Under Instruction 5, pro forma financial information is required in a negotiated third-party cash tender offer when securities are intended to be offered in a subsequent merger or other transaction in which remaining target securities are acquired and the acquisition of the subject company is significant to the offeror under Rule 11-01(b)(1) of Regulation S-X. Instruction 5 addresses a situation in which an offeror is proposing a two-tier transaction in which target company security holders are offered cash for a portion of their shares and would receive securities in a second step merger or other transaction occurring following a successful tender offer. In that situation the financial statements of the offeror would be relevant, as target stockholders would receive securities of the offeror in the second step transaction. That is not the situation here; the stockholders of the Company who do not tender into the Offer will continue to hold Company securities after consummation of the Offer and all related transactions and will not receive securities of the offeror. We also note that, were Parent to acquire the Company, such an acquisition would not come close to meeting the significance test of Rule 11-01(b)(1).

Melissa Campbell Duru, Esq.

Securities and Exchange Commission

March 5, 2015

Exhibit (a)(1) Offer to Purchase

Terms of the Offer..., page 11

3.	We note your statement that any extension, delay, termination, waiver or amendment of the offer will be followed as promptly as practicable by public announcement if required. Please revise the reference to “promptly as practicable” to conform to the requirements of Exchange Act Rules 14d-3(b)(1), and 14d-4(d)(1).

We have included disclosure in Amendment No. 1 modifying the referenced disclosure to make clear that any extension, delay, termination, waiver or amendment of the Offer will be followed promptly by public announcement to the extent required by Exchange Act Rules 14d-3(b)(1), 14d-4(d)(1) and 14e-1(d).

Determination of Validity..., page 16

4.	We note your statement that you will determine, in your sole discretion, all questions as to the form and validity (including time of receipt) and your determination will be “final and binding.” Please delete this language, or disclose that disputes regarding such determination may be submitted by shareholders to arbitration or court of competent jurisdiction. This comment also applies to disclosure under “Withdrawal Rights”. Please revise your disclosure accordingly.

In Amendment No. 1, we have deleted the language referenced by the Staff.

Source and Amount of Funds, page 32

5.	Please revise to indicate whether there are alternative financing plans in the event the primary financing plans fall through. See Item 1007(b) of Regulation M-A.

We have included disclosure in Amendment No. 1 to indicate that there are no alternative financing plans in the event the primary financing plans fall through.

Melissa Campbell Duru, Esq.

Securities and Exchange Commission

March 5, 2015

Purpose of the Offer, page 32

6.	Please refer to disclosure in the third full paragraph under this heading, which describes your reservation of the right to purchase shares in the open market, subject to the restrictions of Rule 14e-5. Please clarify supplementally whether any such purchases could occur during the pendency of the offer and confirm whether any such purchases have already occurred. Refer generally to Rule 14e-5. We may have further comment.

We confirm supplementally that neither the Offerors or any of their affiliates nor, to the knowledge of the Offerors, any other covered person (as defined in Rule 14e-5) has purchased, nor or will any of them purchase, any Company shares (other than pursuant to the Offer) from the first public announcement of the Offer through the expiration of the Offer.

Conditions of the Offer, page 35

7.	The first sentence of the final paragraph of this section states that “from time to time” you may waive any tender offer condition, or amend, modify or supplement any of the tender offer conditions or terms of the Offer. Please revise to indicate that offer conditions, other than those dependent upon the receipt of government approvals, may only be asserted as of expiration of the offer as opposed to “from time to time.”

We have included disclosure in Amendment No. 1 to indicate that offer conditions, other than those dependent upon the receipt of government approvals, may only be asserted as of expiration of the Offer rather than “from time to time.”

8.	When a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language seems to imply, fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

We confirm our understanding that when a condition is triggered and the Offerors decide to proceed with the Offer anyway, such decision constitutes a waiver of the triggered condition. We confirm our further understanding that depending on the materiality of the waived condition and the number of days remaining in the Offer, the Offerors may be required to extend the Offer and re-circulate new disclosure to security holders. We acknowledge that the Offerors may not fail to assert a triggered material offer condition and thus effectively waive it without officially doing so.

Melissa Campbell Duru, Esq.

Securities and Exchange Commission

March 5, 2015

9.	When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

We confirm our understanding that when an offer condition is triggered by events that occur during the offer period and before the expiration of the Offer, the Offerors should inform holders of securities how they intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

* * * *

On behalf of the Offerors we acknowledge that:

•	The Offerors are responsible for the adequacy and accuracy of the disclosure in the Schedule TO-T;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO-T; and

•	The Offerors may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (212) 468-4944 if you have any further comments or questions.

Very truly yours,

/s/ Ralph W. Norton

Cc:	Paul W. G. Richardson

Andrea Harris, Esq.

Curt Myers, Esq.